Rule 477/33 Act

                            November 2, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:      Phoenix Multi-Series Trust
         Request for Withdrawal of 485APOS Filing
         CIK No. 0000884122
         File Nos. 033-45758 and 811-6566

To the Commission Staff:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Phoenix Multi-Series Trust, a Delaware statutory trust (the "Registrant"), hereby respectfully requests that the 485APOS filing of post-effective amendment no. 21 to the registration statement on Form N-1A filed on Thursday, July 29, 2004, be withdrawn and that an order of the Commission granting such withdrawal be included in the Registrant's file for the Registration Statement.

         Company Name:             Phoenix Multi-Series Trust
         Form Type:                485APOS
         Received Date:            July 29, 2004   15:47
         Accepted at:              July 29, 2004   15:47
         Accession No.:            0000949377-04-000478

         The purpose of the referenced post-effective amendment to the Registration Statement was to add a Class X Share to the classes of shares offered by the Phoenix-Goodwin Multi-Sector Short Term Bond Fund (the "Fund"). The Registrant's investment adviser, Phoenix Investment Counsel, Inc., has since determined to not pursue the registration and offering of Class X Shares under this Registration Statement. It is anticipated instead that the adviser will prepare an amendment to include a fund substantially similar to the Fund in another registration statement that currently contains institutional mutual funds.

         Accordingly, Registrant respectfully submits that the withdrawal of the amendment to the Registration Statement is consistent with the public interest and the protection of investors.

         Should you have any questions or comments, please do not hesitate to contact the undersigned at (860) 403-5246.

                                   Very truly yours,

                                   /s/ Matthew A. Swendiman
                                   Matthew A. Swendiman
                                   Vice President, Counsel and Secretary